Mail Stop 4561

May 7, 2008

*By U.S. Mail and Facsimile to: (214) 855-8200*

Kenneth R. Dubuque
Guaranty Financial Group Inc.
1300 MoPac Expressway South
Austin, TX 78746

> **Re:** **Guaranty Financial Group Inc.**
> **Registration Statement on Form S-1**
> **Filed May 1, 2008**
> **File No. 333-150558**

Dear Mr. Dubuque:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed May 1, 2008
Risk Factors
General

1.  Several of your risk factors make statements that you "cannot assure" the reader or "there is no assurance" that a given event might happen. Revise this section to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.

Volatility in the credit and residential housing markets…, page 10

2.      Much of the disclosure in this risk factor is general in nature and could apply to
        any issuer with sensitivity to the credit or housing markets.  Please revise to focus
        your disclosure on an explanation of how such risks affect the company in
        particular.  For example, please expand upon the extent of the company's
        exposure to and the weakness of the California housing market and how they have
        and are likely to affect the company's provision for credit losses and overall
        financial condition.  Please also address the amount and type of the company's
        mortgage-backed securities that are sensitive to the volatility cited in the risk
        factor.

Declining real estate values…, page 11

3.      Please revise the second paragraph of this risk factor to address the specific risks
        the company faces through its substantial residential loan portfolio in California,
        focusing on that state's exposure to declining real estate values. For example, has
        California experienced a reduction in the value of real estate since the loans were
        originated and how has that affected your allowance and related provision.  Please
        provide an update through the most recent practicable date.

4.      The third paragraph of this risk factor addresses issues related the company's
        investment in private issuer mortgage-backed securities, which is a distinct risk
        from the first two paragraphs.  Please revise to include the third paragraph in a
        separate risk factor with its own heading.  Additionally, disclose the
        characteristics of the underlying loans, such as, Alt-A or sub-prime, concentrated
        in California, etc.

If our allowance for loan losses…, page 12

5.      Please revise to clearly identify the risk that the company's allowance for loan
        losses may not be sufficient to cover actual loan losses in the disclosure that
        follows the heading.  In addition, we note on page 8 that the company's ratio of
        allowance for loan losses to non-performing loans was 66% as of March 31, 2008.
        Please expand your discussion in this risk factor to identify this ratio, compare it
        to the corresponding previous period and address the risks related thereto.

Our loan portfolio lacks diversity…, page 12

6.      Noting that this risk factor discusses the lack of diversification of your loan
        portfolio, please revise to address more specifically the lack of geographic
        diversification of your loan portfolio referenced in the last sentence of this risk
        factor. In addition, briefly discuss any industry concentrations in your business
        and commercial loan portfolios.

Market conditions may limit our ability…, page 12

7.    We note that the company is required to maintain certain levels of regulatory capital.  Please revise this risk factor to briefly address the implications of failing to maintain such required capital levels.

The business segments in which we operate…, page 14

8.    The disclosure in this risk factor is general in nature and could apply to any issuer in the banking industry.  Please revise to identify the particular markets in which the company competes and the specific products or business segments that are subject to such competitive conditions.

Our agreements with Temple-Inland and Forestar…, page 15

9.    We note the implication that had the agreements with Temple-Inland and Forestar been negotiated at arm's-length, the result might have been more favorable terms for the company.  Please revise to clearly state such implication in this risk factor.

The market price of our common stock is volatile…, page 16

10.   Please revise the heading of this risk factor to more accurately summarize the risks described below, including the irrevocability of the subscription rights and the waiting period between exercise and delivery.

If you do not fully exercise your subscription rights…, page 17

11.   If true, please revise to state that if the company is required to issue additional shares to the standby purchasers to meet the minimum guarantee amount, an investor's ownership interest will be diluted even if it has fully exercised its subscription rights.  In addition, please use an illustrative example or examples to quantify the extent of the potential dilution to stockholders.

Other Risk Factors

12.   Noting the substantial unrealized losses related to the company's mortgage-backed securities reported at the end of the first quarter of 2008, please include risk factor disclosure addressing the magnitude of such losses and the potential effects they might have on an investment in the company's securities.

13.   Please confirm that the standby purchasers will pay the same price as existing holders or revise to add a risk factor.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3434 with any questions.

Sincerely,

Michael Clampitt
Staff Attorney

cc:     Glen Hettinger
        Fulbright & Jaworski L.L.P.
        2200 Ross Avenue, Suite 2800
        Dallas, TX 75201